ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 16, 2016

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Post-Effective Amendment No. 124 to Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 6, 2016 with respect to the Amendment and the registration of the following new series of the Trust: SerenityShares Core U.S. ETF (“U.S. ETF”), SerenityShares Core Multi-Asset ETF (“Multi-Asset ETF”), and SerenityShares Impact ETF (“Impact ETF”) (each a “Fund” and collectively, the “Funds”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

Comment 1.	Please provide a copy of the white paper regarding how each Index is calculated. Please include sufficient detail for the reader to replicate the Index calculations.

Response:             The requested information was sent to the Staff by email on October 7, 2016.

Comment 2.	Please include the ticker for each Fund on the Prospectus cover.

Response:             The ticker for each Fund has been added to the cover of the Prospectus.

Comment 3.	Please confirm that, to the knowledge of the Funds, the Distributor, and/or the Index Provider, back-tested performance of the Index is not available to the public.

Response:	The Trust confirms that none of the Trust, the Distributor, or the Index Provider have taken steps to make back-tested performance of the Index available to the public.

Comment 4.	Please provide the details of each Fund’s fee table.

Response:	Each Fund’s fee table is as follows:

U.S. ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Acquired Fund Fees and Expenses*	0.27%
Total Annual Fund Operating Expenses	0.77%

Multi-Asset ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Acquired Fund Fees and Expenses*	0.27%
Total Annual Fund Operating Expenses	0.77%

Impact ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%
* Estimated for the current fiscal year.

Comment 5.	Please disclose the number of constituents in each Fund’s Index. If the Index will not have a specific number of constituents, please provide a numerical range, as of a specific date.

Response:	With respect to the U.S. ETF, the Trust notes that the current principal investment strategy disclosure states that there are 20 individual Sectors and that each Sector may include up to four Sector ETFs. Because the number of Index constituents is expected to vary from quarter to quarter based on a proprietary technical analysis of ETF metrics, the Trust does not believe that additional information about the number of Index constituents at one particular time would benefit investors. Additionally, the Trust notes that, in accordance with the terms of the Adviser’s exemptive order, the Fund will disclose the identity of each portfolio investment used to calculate the Fund’s NAV on a daily basis. Because investors will have day-to-day access to such information, the Trust respectfully declines to add the requested disclosure for the U.S. ETF.

With respect to the Multi-Asset ETF, the Trust notes that the current principal investment strategy disclosure states that there are 20 individual U.S. Equity Sectors and 24 other asset classes, each of which may be represented by up to four ETFs. Because the number of Index constituents is expected to vary from quarter to quarter based on a proprietary technical analysis of ETF metrics, the Trust does not believe that additional information about the number of Index constituents at one particular time would benefit investors. Additionally, the Trust notes that, in accordance with the terms of the Adviser’s exemptive order, the Fund will disclose the identity of each portfolio investment used to calculate the Fund’s NAV on a daily basis. Because investors will have day-to-day access to such information, the Trust respectfully declines to add the requested disclosure for the Multi-Asset ETF.

With respect to the Impact ETF, the Trust notes that the current principal investment strategy disclosure states that “The Index is generally composed of between 75 and 100 U.S.-listed common stocks.”

Comment 6.	Because the index provider and Adviser are affiliated, please provide a description of the firewall that will be in place to prevent the Adviser from manipulating a Fund’s concentration through the manipulation of that Fund’s index.

Response:	The Adviser has delegated the day-to-day portfolio management of the Funds to an unaffiliated investment sub-adviser. The Adviser has confirmed to the Trust that the personnel at the sub-adviser who are responsible for the management of the Funds will not be involved in the management of the Funds’ indices and will not have any access to any information about the composition or changes in the construction of the Funds’ indices prior to their publication to all licensees of the applicable indices.

Comment 7.	Please identify the types of investments that make up each Fund’s 20% bucket and confirm that securities in that bucket will not be used to create leverage.

Response:	The first sentence of the third paragraph under “The Fund’s Investment Strategy” for each Fund has been revised to read as follows:

The Fund may invest up to 20% of its total assets (exclusive of any collateral held from securities lending) in cash and cash equivalents, other investment companies, as well as securities and other instruments not included in the Index but which the Fund’s sub-adviser believes will help the Fund track the Index.”

In addition, the Trust confirms that the securities in the 20% bucket will not be used to create leverage for any of the Funds.

Comment 8.	Please consider adding disclosure explaining the risks associated with investing in a fund with an Adviser who has not previously managed a registered product.

Response:	The Trust notes that each Fund’s portfolio will be managed by a sub-adviser with experience in managing index-based ETFs and consequently, the Trust respectfully declines to add the suggested risk disclosure.

Comment 9.	Please explain why only particular sectors are specifically disclosed in each Fund’s general “Sector Risk.”

Response:	The Trust notes that the risks of investing in particular sectors for a Fund have been included based on the Adviser’s expectations regarding the sectors in which a Fund is most likely to have significant exposure. The Trust confirms that it will add additional sector risk disclosure to the extent a Fund has significant exposure to a sector the risks of which have not been disclosed.

Comment 10.	With respect to the U.S. ETF please confirm, and consider disclosing, whether each sector is subject to a minimum weighting.

Response:	The Trust confirms that sectors are not subject to a minimum weighting, and consequently, the Trust declines to add the suggested disclosure. The Trust notes that the U.S. ETF’s principal investment strategy states that, based on the outcome of the proprietary technical analysis, each Sector ETF may be “zero-weighted” in the Index. See also the Trust’s response to Comment 12.

Comment 11.	With respect to the U.S. ETF, please consider adding additional detail explaining how constituents in the Fund’s Index can be equally-weighted but also subject to adjustment.

Response:	To avoid confusion, the second sentence under “Principal Investment Strategy— SPADE Core U.S. Index” has been deleted. The Trust notes that the weighting of each constituent of the Index is described in more detail in the fifth paragraph of such section.

Comment 12.	With respect to the U.S. ETF, please consider adding additional disclosure to explain whether each sector will be represented in the Index at all times or whether there could be circumstances where the Index does not include a particular sector.

Response:	The following disclosure has been added to the Fund’s principal investment strategy: “From time to time, one or more Sectors may not be represented in the Index if each Sector ETF in the Sector is zero-weighted.”

Comment 13.	The Staff notes that U.S.-listed ETFs may not necessarily be investments tied economically to the U.S. With respect to the U.S. ETF, please disclose that each constituent ETF invests at least 80% of its assets in U.S. companies to comply with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response:	The first sentence under “Principal Investment Strategy— SPADE Core U.S. Index” has been revised to state that the Sector ETFs “invest principally in the common stock of U.S. companies in a particular sector or industry group”. Additionally, the following disclosure has been added under “Additional Information about the SPADE Core U.S. Index”: “Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in ETFs that invest at least 80% of their net assets (plus borrowings for investment purposes) in companies that are principally traded in the U.S.” The Trust notes that, with respect to investment companies with names suggesting that they focus their investments in a particular country, the Commission noted in its adopting release for Rule 35d-1 that the Commission considers a security that is principally traded in a particular country to be tied economically to such country. Consequently, the Trust believes that the Fund’s proposed names rule policy satisfies the requirements of Rule 35d-1.

Comment 14.	With respect to the U.S. ETF and Multi-Asset ETF, please confirm whether each Fund’s investment in fixed income securities is limited to short-term instruments. If yes, please clarify the risk disclosure. If no, please add additional disclosure in each Fund’s “Principal Investment Strategy” section to clarify the quality and maturity parameters of the fixed income securities.

Response:	The Trust notes that, as disclosed in each Fund’s principal investment strategy, each Fund principally invests solely in U.S.-listed ETFs. With respect to ETFs that principally invest in fixed income securities, the principal investment strategy for the U.S. ETF currently states that the Fund may invest in “one or more ETFs that principally invest in short-term U.S. Treasuries,” which are the only fixed-income related investments included in the Fund’s principal investment strategy. The Trust has reviewed the related risk disclosures for the Fund and confirmed that such disclosures accurately disclose the risks of short-term U.S. Treasuries without suggesting that the Fund invests in longer term or non-government debt.

The Trust notes that the principal investment strategy for the Multi-Asset ETF currently discloses that the Fund invests in ETFs that principally invest a variety of fixed income asset classes across a wide range of issuer types, quality, and maturities. The Trust has reviewed the related risk disclosures for the Fund and confirmed that such disclosures accurately disclose the risks related to the types of fixed income securities in which the Fund’s Underlying ETFs invest.

Comment 15.	With respect to the Multi-Asset ETF, please consider modifying the format of the first table under the “Principal Investment Strategy” section to better reflect that U.S. Equity Sector ETFs reflect a significant portion of the Index and to avoid confusion with the reference to “other asset classes” at the end of the paragraph following the table.

Response:	The table has been modified to list “U.S. Equity Sectors” as their own category, and the above-referenced sentence has been revised to refer to “asset classes other thanU.S. Equity Sectors” instead of “other asset classes”.

Comment 16.	With respect to the Multi-Asset ETF, please confirm whether, at the time of its rebalance, the Fund’s Index will always be 70% allocated to U.S. Equity Sector ETFs and 30% allocated to ETFs principally investing in other asset classes.

Response:	The Trust so confirms, but notes that, as discussed in the above response to comment no. 14 and in the Amendment, the allocation to U.S. Equity Sector ETFs may include an allocation to one or more ETFs that principally invest in short-term U.S. Treasuries.

Comment 17.	With respect to the SerenityShares Impact ETF, please explain the Fund’s position on genetically modified organisms (“GMOs”).

Response:	Neither the Fund nor the Fund’s underlying index have taken a position with respect to GMOs.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary